Filed by First Data Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Fiserv, Inc.

SEC File No.: 000-14948

Filer’s SEC File No.: 001-11073

Date: March 18, 2019

First Data Corporation

225 Liberty Street, 29th Floor

New York, New York 10281

NOTICE OF ACTION BY WRITTEN CONSENT OF STOCKHOLDERS

March 18, 2019

To the Class A Stockholders of First Data Corporation:

First Data Corporation, a Delaware corporation (“First Data”), hereby gives notice that its stockholders, acting by written consent in lieu of a meeting pursuant to Section 228 of the General Corporation Law of the State of Delaware, as amended (the “DGCL”), have approved:

(i)

the adoption of the Agreement and Plan of Merger, dated as of January 16, 2019 (the “Merger Agreement”), by and among First Data, Fiserv, Inc., a Wisconsin corporation (“Fiserv”) and 300 Holdings, Inc., a Delaware corporation (“Merger Sub”), pursuant to which Merger Sub will merge with and into First Data (the “Merger”), with First Data surviving the Merger as a direct, wholly owned subsidiary of Fiserv; and

(ii)	the adoption of the following resolution, on a non-binding, advisory basis:

“RESOLVED, that the compensation that will or may be made to First Data’s named executive officers in connection with the Merger, and the agreements or understandings pursuant to which such compensation will or may be made, in each case, as disclosed pursuant to Item 402(t) of Regulation S-K under the heading “The Merger—Interests of Certain First Data Directors and Executive Officers in the Merger” beginning on page 132 of the Joint Proxy and Consent Solicitation Statement/Prospectus, dated March 14, 2019, which is part of the Registration Statement on Form S-4 (No. 333-229689) of Fiserv are hereby APPROVED.”

First Data has received written consents in favor of the adoption of the Merger Agreement and the adoption of the resolution regarding certain Merger-related executive officer compensation payments that will or may be made to First Data’s named executive officers in connection with the Merger from the holders of a majority of the total aggregate voting power of the shares of Class A common stock of First Data, par value $0.01 per share and Class B common stock of First Data, par value $0.01 per share (collectively, the “First Data Common Stock”), voting together as a single class, as of the record date of March 11, 2019, constituting the requisite approval of these matters by First Data’s stockholders under the DGCL. All previously delivered written consents of First Data’s stockholders therefore have become irrevocable.

At the effective time of the Merger (the “Effective Time”), each share of First Data Common Stock issued and outstanding immediately prior to the Effective Time (other than certain excluded shares) will be converted into the right to receive, without interest and subject to any applicable withholding taxes, 0.303 of a share of common stock of Fiserv, par value $0.01 per share (“Fiserv Common Stock”), on the terms and subject to the conditions set forth in the Merger Agreement, including the closing of the Merger.

The shares of Fiserv Common Stock to be issued in the Merger will be listed on the NASDAQ Global Select Market under the symbol “FISV.” The closing of the Merger remains subject to the satisfaction or waiver of customary closing conditions.

Important Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

This communication is being made in respect of the Merger. In connection with the Merger, Fiserv filed with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (No. 333-229689) that includes a Joint Proxy and Consent Solicitation Statement of First Data and Fiserv and a Prospectus of Fiserv, as well as other relevant documents regarding the Merger. The Registration Statement, as amended, was declared effective by the SEC on March 14, 2019. First Data and Fiserv commenced mailing the definitive Joint Proxy and Consent Solicitation Statement/Prospectus to First Data stockholders and Fiserv shareholders on or about March 14, 2019. This communication is not a substitute for the Registration Statement, the Joint Proxy and Consent Solicitation Statement of First Data and Fiserv, the Prospectus of Fiserv or any other document that either or both of First Data or Fiserv or any of their respective affiliates may file with the SEC or make available, respectively, to First Data stockholders or Fiserv shareholders. INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY AND CONSENT SOLICITATION STATEMENT/PROSPECTUS REGARDING THE MERGER AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER.

A free copy of the Joint Proxy and Consent Solicitation Statement/Prospectus, as well as other filings containing information about First Data and Fiserv, may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from First Data by accessing First Data’s website at investor.firstdata.com or from Fiserv by accessing Fiserv’s website at investors.fiserv.com. Copies of the Joint Proxy and Consent Solicitation Statement/Prospectus can also be obtained, free of charge, by directing a request to First Data Investor Relations at Investor Relations, First Data, 5565 Glenridge Connector NE, Suite 2000, Atlanta, GA 30342, by calling 212-266-3565 or by sending an e-mail to peter.poillon@firstdata.com or to Fiserv Investor Relations at Investor Relations, Fiserv, 255 Fiserv Drive, Brookfield, WI 53045, by calling 800-425-3478 or by sending an e-mail to investor.relations@fiserv.com.

First Data and Fiserv and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from First Data stockholders and Fiserv shareholders in respect of the Merger. Information regarding First Data’s directors and executive officers is contained in First Data’s Annual Report on Form 10-K for the year ended December 31, 2018 and its Proxy Statement on Schedule 14A, dated March 29, 2018, which are filed with the SEC. Information regarding Fiserv’s directors and executive officers is contained in Fiserv’s Annual Report on Form 10-K for the year ended December 31, 2018 and its Proxy Statement on Schedule 14A, dated April 10, 2018, which are filed with the SEC. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Joint Proxy and Consent Solicitation Statement/Prospectus regarding the Merger. Free copies of this document may be obtained as described in the preceding paragraph.

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